March 19, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brandywine Realty Trust

Brandywine Operating Partnership, L.P.

Registration Statement on Form S-3

Filed March 10, 2026

File No. 333-294182

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Brandywine Realty Trust and Brandywine Operating Partnership, L.P. hereby request acceleration of the effectiveness of the Registration Statement on Form S-3 (File No. 333-294182) to March 23, 2026, at 4:00 p.m., Eastern time, or as soon as possible thereafter.

Very truly yours,

Brandywine Realty Trust

By:	/s/ Gerard H. Sweeney
Name:	Gerard H. Sweeney
Its:	President and Chief Executive Officer

Brandywine Operating Partnership, L.P.

By:	Brandywine Realty Trust, its General Partner

By:	/s/ Gerard H. Sweeney
Name:	Gerard H. Sweeney
Its:	President and Chief Executive Officer